THE NORTH WEST COMPANY

07020076

SUPPL

December 14, 2006

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS THIRD QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings During Transition Period – President & CEO
2. Certification of Interim Filings During Transition Period – CFO
3. Third Quarter Interim Financial Statements
4. Interim MD&A – Third Quarter
5. News Release – Third Quarter

If you require further information, please feel free to contact me. Thanks.

Yours truly,

for M. Noakes

Reinhard Sedlacek
Director, Planning & Treasury Services &
Assistant Corporate Secretary
The North West Company
T:(204) 934 1525
F:(204) 934 1455
rsedlacek@northwest.ca

dlw 1/4

FORM 52-109FM2

MODIFIED CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended October 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: December 7, 2006

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109FM2

MODIFIED CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, LÉO P. CHARRIÈRE, Executive Vice President & Chief Financial Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended October 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: December 7, 2006

"Léo P. Charrière"

Léo P. Charrière
Executive Vice President & Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	October 28 2006	October 29 2005	January 28 2006
ASSETS			
Current assets			
Cash	$ 21,748	$ 23,164	$ 21,888
Accounts receivable	65,519	63,375	67,498
Inventories	135,814	141,773	124,551
Prepaid expenses	4,507	3,654	2,981
Future income taxes	2,405	2,067	1,824
Total Current Assets	229,993	234,033	218,742
Property and equipment	183,388	183,097	182,108
Other assets	19,462	17,143	17,306
Future income taxes	6,235	6,308	5,693
Total Assets	$ 439,078	$ 440,581	$ 423,849
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ 31,558	$ 54,843	$ 27,041
Accounts payable and accrued liabilities	68,689	59,124	65,016
Income taxes payable	4,197	1,901	3,302
Current portion of long-term debt	20,274	100	108
Total Current Liabilities	124,718	115,968	95,467
Long-term debt	63,039	85,879	84,524
Asset retirement obligations	1,356	1,191	1,285
Total Liabilities	189,113	203,038	181,276
EQUITY			
Capital (Note 4)	165,205	165,205	165,205
Unit purchase loan plan (Note 5)	(11,582)	(10,633)	(9,965)
Retained earnings	92,435	78,524	83,133
Cumulative currency translation adjustments	3,907	4,447	4,200
Total Equity	249,965	237,543	242,573
Total Liabilities and Equity	$ 439,078	$ 440,581	$ 423,849

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	13 Weeks Ended October 28 2006	13 Weeks Ended October 29 2005	39 Weeks Ended October 28 2006	39 Weeks Ended October 29 2005
SALES	$ 236,082	$ 211,295	$ 682,415	$ 622,656
Cost of sales, selling and administrative expenses	(210,478)	(188,549)	(612,192)	(561,250)
Net earnings before amortization, interest and income taxes	25,604	22,746	70,223	61,406
Amortization	(6,404)	(6,065)	(19,396)	(18,674)
	19,200	16,681	50,827	42,732
Interest	(1,707)	(1,481)	(5,031)	(4,547)
	17,493	15,200	45,796	38,185
Provision for income taxes	(2,658)	(3,008)	(8,435)	(7,484)
NET EARNINGS FOR THE PERIOD	14,835	12,192	37,361	30,701
Retained earnings, beginning of period	88,243	73,911	83,133	70,560
Distributions	(10,643)	(7,579)	(28,059)	(22,737)
RETAINED EARNINGS, END OF PERIOD	$ 92,435	$ 78,524	$ 92,435	$ 78,524
NET EARNINGS PER UNIT				
Basic (Note 4)	$ 0.31	$ 0.26	$ 0.79	$ 0.64
Diluted (Note 4)	$ 0.31	$ 0.25	$ 0.78	$ 0.64
Weighted Average Number of Units Outstanding (000's)				
Basic (Note 4)	47,640	47,769	47,540	47,809
Diluted (Note 4)	48,395	48,378	48,385	48,378

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	13 Weeks Ended October 28 2006	13 Weeks Ended October 29 2005	39 Weeks Ended October 28 2006	39 Weeks Ended October 29 2005
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 14,836	$ 12,192	$ 37,361	$ 30,701
Non-cash items				
Amortization	6,404	6,065	19,396	18,674
Future income taxes	(574)	(30)	(1,162)	1,961
Amortization of deferred financing costs	47	47	140	140
(Gain)/Loss on disposal of property and equipment	5	(33)	(11)	24
	20,717	18,241	55,724	51,500
Change in non-cash working capital	(3,372)	(3,758)	(4,864)	(10,828)
Change in other non-cash items	(1,128)	(709)	(1,204)	(5,229)
Operating activities	16,217	13,774	49,656	35,443
Investing Activities				
Business acquisitions (Note 6)	-	-	(5,577)	-
Purchase of property and equipment	(8,251)	(7,940)	(19,080)	(18,515)
Proceeds from disposal of property and equipment	9	114	76	764
Investing activities	(8,242)	(7,826)	(24,581)	(17,751)
Financing Activities				
Change in bank advances and short-term notes	4,468	16,193	4,521	23,038
Net purchase of units for unit purchase loan plan	(703)	(4,729)	(1,617)	(6,204)
Repayment of long-term debt	(20)	(20)	(60)	(63)
Distributions	(10,643)	(7,579)	(28,059)	(22,737)
Financing activities	(6,898)	3,865	(25,215)	(5,966)
NET CHANGE IN CASH	1,077	9,813	(140)	11,726
Cash, beginning of period	20,671	13,351	21,888	11,438
CASH, END OF PERIOD	21,748	23,164	21,748	23,164
Supplemental disclosure of cash paid for:				
Interest expense	$ 371	$ 274	$ 3,640	$ 3,189
Income taxes	3,726	6,500	9,188	7,332

See accompanying notes to consolidated financial statements.

North West Company Fund 2006 Third Quarter Report

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2005 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report.

2. Security Based Compensation

At the annual and special meeting on June 6, 2006, unitholders approved the implementation of a deferred unit plan for independent Trustees and Directors. The purpose of the deferred unit plan is to enhance the ability of the Fund and the Company to attract and retain independent Trustees and Directors whose training, experience and ability will promote the interests of the Fund and the Company and to directly align their interests with the interests of unitholders by providing compensation for services to the Fund and Company in the form of units. Participants will be credited with deferred units based on the portion of fees each participant elects to allocate to the deferred unit plan. Each deferred unit will entitle the holder to receive a unit of the Fund. The deferred units are exercisable by the holder at any time but no later than December 31 of the first calendar year commencing after the holder ceases to be a Director or Trustee. A participant may elect at the time of exercise of any deferred units, subject to the consent of the Fund, to have the Fund pay an amount in cash equal to the aggregate current market value of the units, determined based on the closing price of the units on the TSX on the trading day preceding the exercise date, in consideration for the surrender by the participant to the Fund the right to receive units from the exercising of the deferred units.

The aggregate number of deferred units granted to any single participant shall not exceed 2% of the issued and outstanding units calculated on an undiluted basis and the total number of deferred units issued to participants at any time under security based compensation arrangements of the Fund shall not exceed 10% of the issued and outstanding units.

The Fund has adopted the fair value method of accounting for security based compensation. The security based compensation expense recorded for the thirteen weeks ended October 28, 2006 is $113,000 and for the thirty nine weeks ended October 28, 2006 is $232,000. The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at October 28, 2006 is 21,364. There were no deferred units exercised during the period.

3. Intangible Assets ($ in thousands)

The non-compete agreements included as part of the business acquisitions (see Note 6) are amortized on a straight-line basis over the term of the agreements which is five to ten years. The carrying value of these assets is reviewed periodically for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and will be written down to their fair value by a charge to amortization expense if a decline in carrying value is determined. Intangible assets are included in other assets on the Company's consolidated balance sheet.

	October 28, 2006		October 29, 2005	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Non-compete agreements	$ 1,370	$ 169	$ -	$ -
Net book value	$ 1,201		$ -	

Intangible asset amortization expense recorded in amortization on the Company's consolidated statement of earnings for the thirteen weeks ended October 28, 2006 is $26,000 (2005 - $0) and for the thirty nine weeks ended October 28, 2006 $169,000 (2005 - $0).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

4. Capital

On September 20, 2006, the Fund's outstanding units were split on a three-for-one basis whereby unitholders received two additional units for each unit held on the record date of September 20, 2006. The weighted average units outstanding and the basic and diluted earnings per unit in prior periods have been restated to reflect the three-for-one unit split.

5. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 752,704 units of the Fund with a quoted value at October 28, 2006 of $13,413,000. Loans receivable at October 28, 2006 of $11,582,000 (2005 - $10,633,000) are recorded as a reduction of equity. The loans have terms of three to five years. The maximum value of the loans under the plan is currently limited to $15,000,000.

6. Business Acquisitions

On May 1, 2006, the Company acquired the assets of four stores on Prince of Wales Island, Alaska for $3,248,000. Consideration included cash of $727,000 and cash held in escrow of $2,521,000. The acquisition has been accounted for by the purchase method of accounting and the results of the operations are included in the consolidated financial statements from May 1, 2006. The assets acquired were comprised of inventories of $1,321,000; property and equipment of $1,586,000; and intangible assets of $341,000. The intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values.

On March 8, 2006, the Company acquired all of the common shares of 1089140 Ontario Inc., a retail pharmacy in Moosonee, Ontario. The acquisition has been accounted for by the purchase method of accounting and the results of the operations of 1089140 Ontario Inc. are included in the consolidated financial statements from March 8, 2006. The net assets acquired were comprised of accounts receivable of $131,000; inventories of $398,000; property and equipment of $828,000; intangible assets of $1,029,000 and future income taxes payable of $57,000. The intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values.

7. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended October 28, 2006 is $900,000 (2005 - $668,000) and for the thirty nine weeks ended October 28, 2006 $2,700,000 (2005 - $2,003,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended October 28, 2006 of US$48,000 (2005 - US$43,000) and for the thirty nine weeks ended October 28, 2006 of US$130,000 (2005 - US$117,000).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

8. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended October 28 2006	13 Weeks Ended October 29 2005	39 Weeks Ended October 28 2006	39 Weeks Ended October 29 2005
Sales				
Canada	$ 190,917	$ 170,297	$ 553,491	$ 500,362
Alaska	45,165	40,998	128,924	122,294
Total	$ 236,082	$ 211,295	$ 682,415	$ 622,656
Net earnings before amortization, interest and income taxes				
Canada	$ 21,039	$ 18,592	$ 58,083	$ 49,377
Alaska	4,565	4,154	12,140	12,029
Total	$ 25,604	$ 22,746	$ 70,223	$ 61,406
Net earnings before interest and income taxes				
Canada	$ 15,608	$ 13,494	$ 41,565	$ 33,647
Alaska	3,592	3,187	9,262	9,085
Total	$ 19,200	$ 16,681	$ 50,827	$ 42,732
Identifiable Assets				
Canada	$ 301,182	$ 312,137	$ 301,182	$ 312,137
Alaska	63,654	66,228	63,654	66,228
Total	$ 364,836	$ 378,365	$ 364,836	$ 378,365

9. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

10. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

2006 THIRD QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports third quarter earnings to October 28, 2006 of $14.8 million, an increase of 21.7% over last year's third quarter earnings of $12.2 million. Diluted earnings per unit improved to $0.31 compared to $0.25 last year.

Sales increased 11.7% to $236.1 million compared to the third quarter last year and were up 12.9% excluding the foreign exchange impact of a stronger Canadian dollar. On a same store basis, sales increased 5.8% and were up 6.9% excluding the foreign exchange impact. Sales were strong in both food and general merchandise in Canada and Alaska.

The Trustees have approved a quarterly distribution of $0.22 per unit to unitholders of record on December 31, 2006.

On behalf of the Trustees and the Board of Directors:

"I. Sutherland" "E. Kennedy"

Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Third quarter consolidated sales increased 11.7% (6.9% on a same store basis excluding the foreign exchange impact) to $236.1 million compared to $211.3 million in 2005. The stronger Canadian dollar reduced Canadian dollar-equivalent sales by $2.7 million. Food sales increased 11.3% and were up 7.8% on a same store basis excluding the foreign exchange impact. General merchandise sales increased 13.1% as a result of new stores in Canada and Alaska and were up 4.3% on a same store basis excluding the foreign exchange impact.

Cost of sales, selling and administrative expenses increased 11.6% to $210.5 million but decreased 8 basis points as a percentage to sales compared to the third quarter of 2005. New and non-comparable store expenses accounted for approximately 61% of the increase. Administration costs increased at a higher than normal rate due in part to legal and accounting expenses related to the restructuring of the Canadian operations into a limited partnership as well as higher pension expenses.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 12.6% to $25.6 million compared to $22.7 million in the third quarter last year. Sales growth and gross profit rate increases were the leading factors contributing to this improvement. Amortization increased $339,000 or 5.6% to $6.4 million. Amortization related to business acquisitions accounted for the majority of the increase. Interest expense increased 15.3% to $1.7 million due to higher interest rates compared to the third quarter last year which was partially offset by lower average debt outstanding in the quarter. Income taxes decreased 11.6% to $2.7 million and as a percentage of net earnings before tax decreased 460 basis points to 15.2% compared to 19.8% last year. The decrease in income tax expense is due to lower income taxes in the Canadian operations as a result of a limited partnership structure implemented at the beginning of the second quarter. This decrease was partially offset by an increase in income tax expense in our Alaskan operations as a result of higher earnings in the quarter compared to last year.

Net earnings increased $2.6 million or 21.7% to $14.8 million. Diluted earnings per unit improved to $0.31 compared to $0.25 last year. The stronger Canadian dollar did not have a significant impact on the conversion of Alaska earnings on a per unit basis.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Year-to-date sales increased 9.6% to $682.4 million compared to last year and were up 11.1% excluding the foreign exchange impact of a stronger Canadian dollar. Same store sales increased 4.1% and were up 5.6% excluding the foreign exchange impact. Food sales increased 9.5% and were up 6.9% on a same store basis excluding the foreign exchange impact led by strong sales in our Canadian operations. General merchandise sales were up 9.3% as a result of new stores in Canada and Alaska and were up 1.8% on a same store basis excluding the foreign exchange impact. The stronger Canadian dollar negatively impacted sales by $10.2 million.

Cost of sales, selling and administrative expenses increased 9.1% to $612.2 million but decreased 43 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for approximately 67% of the increase.

Trading profit increased 14.4% to $70.2 million compared to $61.4 million last year. Strong sales growth combined with lower expense rates as a percentage to sales in our Canadian operations continued to drive our trading profit improvement. Interest expense increased 10.6% to $5.0 million due to higher interest rates which was partially offset by lower average debt levels compared to last year. Income taxes of $8.4 million increased 12.7% over last year but decreased 120 basis points to 18.4% compared to 19.6% last year as a percentage of net earnings before tax as a result of the limited partnership structure implemented April 30, 2006. Consolidated net earnings increased 21.7% to $37.4 million from $30.7 million last year. Diluted earnings per unit improved to $0.78 compared to $0.64 last year. The stronger Canadian dollar negatively impacted the conversion of earnings from Alaska by $0.01 per unit.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 12.1% (7.3% on a same store basis) to $190.9 million compared to $170.3 million last year.

Food sales increased 11.3% in the quarter compared to last year (8.4% on a same store basis). New, special buy items, an expansion of store brand items and a focus on fresh and ready-to-serve products contributed to the increase. General merchandise sales were up 14.4% over last year and were up 4.3% on a same store basis. Apparel categories, footwear, outerwear, home furnishings and sporting goods delivered the biggest gains.

Gross profit dollars increased 12.4% led by strong sales growth. General merchandise gross profit dollars increased 16.1% as a result of sales growth in higher margin categories. Operating expenses as a rate to sales decreased by 9 basis points compared to the third quarter last year even though energy related cost pressures continue in many of our northern markets. Rising staff costs were also a factor as entry and management level salaries moved higher to meet increased competition for these positions in northern Canada and Alberta in particular. Canadian trading profit increased 13.2% to $21.0 million or 11.0% of sales.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 16.7% (4.9% on a same store basis) to $40.3 million compared to $34.5 million last year.

Retail food sales increased 18.7% (4.9% on a same store basis) as a result of new stores and sales gains in existing locations. Sales were buoyant in all categories except food service which was flat to last year. Beverages, frozen foods and non-food categories had the largest percentage increases. Retail general merchandise sales were up 9.0% as a result of new stores and were up 4.7% on a same store basis. Sales were up in all categories with toys and seasonal, home furnishings and housewares having the largest gains over last year. The Permanent Fund Dividend ("PFD") payment this year increased 30.9% to $1,107. Similar to last year, Alaska residents on direct deposit received the payment in early October. Residents paid by check received payment in mid-November compared to the beginning of November in 2006. The timing of PFD checks did not have a significant impact on sales during the third quarter but the higher amount contributed to AC's sales improvement over the second quarter and last year.

Quarterly sales at Frontier Expeditors (FE), AC's wholesale business, increased 16.5% over last year as FE has continued to add new customer accounts.

Gross profit dollars were up 20.2% driven by strong sales growth and lower markdowns on general merchandise. Operating expenses increased as a percentage to sales primarily due to higher occupancy costs related to energy cost inflation. Trading profit increased 17.0% to $4.1 million. The increase in gross profit rate offset the increase in operating expenses and maintained the trading profit rate at 10.1% of sales.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .46:1 compared to .59:1 last year. The debt-to-equity ratio at January 28, 2006 was .46:1.

Working capital decreased $12.8 million compared to the third quarter in 2005 mainly due to lower inventories and an increase in accounts payable and accrued expenses. The inventory decline is due to continued efforts to reduce slow moving general merchandise inventories and to provide a fresher, ongoing flow of merchandise in our Canadian operations. This inventory reduction was in turn partially offset by new stores opened in Canada and Alaska. Accounts payable and accrued expenses increased from the prior year due to higher trade payables resulting from extended payment terms and higher performance incentive accruals reflecting our earnings improvement trend for the year. Bank advances and short-term notes decreased $23.3 million from last year. The increase in the current portion of long-term debt is due to a principal repayment of $20.2 million due June 15, 2007.

Outstanding Units

On September 20, 2006, the Fund completed a three-for-one unit split. The weighted average basic units outstanding for the quarter were 47,640,000 compared to 47,769,000 last year on a split adjusted basis. The decrease is due to additional units purchased under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,395,000 compared to 48,378,000 last year on a split adjusted basis. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter increased to $16.2 million from $13.8 million last year. Cash flow from operations[1] increased $2.5 million to $20.7 million compared to $18.2 million in the third quarter last year due to higher earnings driven by strong sales growth. The decrease in cash paid for income taxes in the quarter compared to last year is due to the Canadian operations not having to pay income tax instalments until the third quarter of 2005 as a result of tax losses carried forward from previous years. Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, the long-term debt principal repayment due June 15, 2007 as well as all distributions for the year.

Cash flow used in investing activities in the quarter increased to $8.2 million from $7.8 million last year. Capital expenditures for 2006 are expected to be approximately $33 million. These expenditures include store acquisitions, the opening of new gas outlets, the replacement of one large store in northern Canada and the opening of five Giant Tiger stores. Capital expenditures for 2007 are expected to be in the range of $38 to $42 million. The increase in capital expenditures is due to the expected opening of seven new stores in Canada, four new gas bars, pharmacy openings and major renovation activity in six stores.

Cash used in financing activities in the quarter was $6.9 million compared to cash provided from financing activities of $3.9 million last year. The increase in cash used is due to higher distributions to unitholders and a decrease in bank advances and short-term notes.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

OTHER HIGHLIGHTS

- A Giant Tiger store opened in Winnipeg, Manitoba on November 18, 2006 increasing the total number of Giant Tiger stores to 19.
- The Fund will adopt a fixed fiscal year end of January 31 compared to the last Saturday in January used in prior years. This change will be effective January 31, 2007 and will have only a minor impact on the financial results as the current fiscal year will have four extra days of operations.

REORGANIZATION

On October 31, 2006 the Government of Canada announced changes to the Income Tax Act that will result in the taxation of certain publicly traded income trusts beginning in 2011. The Company is reviewing the details of this announcement and assessing the future impact on the Fund. At present, the plan is to continue to operate the business as an income trust while we evaluate the structure of the Company to ensure that it is structured as tax efficiently as possible. If the proposed tax for 2011 of 31.5% had been applied on a proforma basis to the Fund's 2006 year-to-date taxable Canadian income, the Fund's earnings and cash provided by operating activities would have been reduced by approximately $6.4 million or $0.13 per unit. Under the proposed tax changes, taxable Canadian unitholders would receive taxable dividend treatment on their distributions. Non-taxable and foreign unitholders will have a reduction in their after-tax distribution income.

The Company intends to continue with its previously announced reorganization. As noted in the second quarter report to unitholders, the Company has submitted its request for a ruling on the second step of the reorganization. We have been notified that the evaluation of our tax ruling request should not be impacted by the announced changes to the Income Tax Act relating to income trusts. The second step of the reorganization will change the flow of the earnings from the limited partnership to the Fund. The partnership units held by North West Company Inc. will be transferred to the Fund through a series of steps outlined in the April 21, 2006 Information Circular. The outcome will have most of the Canadian pre-tax earnings flow to the Fund. As a result of transferring most of the Canadian pre-tax earnings to the Fund, the Company estimates it may not be able to realize on its future tax assets and therefore, the balance of the future tax assets of the Canadian operations of approximately $6.8 million may be written off as a charge to earnings. The write-off of the future tax assets would be a non-cash expense and would not impact distributions. Whether or not this write-off is required will depend on further evaluation of the impact of the announcement on the taxation of income trusts. The timing of the completion of the second step, which is subject to receiving a satisfactory tax ruling and lender approvals, is expected to be three to six months.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.22 per unit on a split adjusted basis to unitholders of record on December 31, 2006 and distributable by January 15, 2007. The Fund's Declaration of Trust requires that it distribute all taxable income earned up to December 31, 2006. Accordingly, the Fund also announces that, in addition to the above regular distribution, a special year-end distribution in an amount estimated to be approximately $0.07 per unit will be payable to unitholders of record on December 31, 2006 and will be distributable by February 23, 2007. The exact amount of this special distribution will be based upon the aggregate taxable income of the Fund to December 31, 2006. Further distribution increases are expected based on earnings trends continuing or the completion of the second step of the reorganization. Specifically, subject to receiving a satisfactory tax ruling and assuming the present earnings trend continues, the increase in annual distributions will be approximately $7 million to $10 million or $0.14 to $0.21 per unit on a split adjusted basis.

OUTLOOK

We believe fourth quarter same store food and general merchandise sales will be consistent with year-to-date trends and new store sales will continue to be a significant growth factor for both Alaska and Canada.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period.

Operating Results-Consolidated

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter	
($ in millions)	2006	2005	2006	2005	2006	2005	2005	2004
Sales	$236.1	$211.3	$232.6	$215.1	$213.7	$196.2	$227.0	$209.9
Trading profit	25.6	22.7	24.4	21.9	20.2	16.8	24.1	21.5
Net earnings	14.8	12.2	12.8	10.8	9.8	7.7	12.2	10.6
Net earnings per unit:								
Basic	0.31	0.26	0.27	0.23	0.21	0.16	0.26	0.22
Diluted	0.31	0.25	0.27	0.22	0.20	0.16	0.26	0.22

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

ACCOUNTING STANDARDS IMPLEMENTED IN 2006

There were no new accounting standards implemented in this quarter.

ACCOUNTING STANDARDS TO BE IMPLEMENTED IN 2007

Comprehensive Income, Financial Instruments – Recognition and Measurement, and Hedges
The Canadian Institute of Chartered Accountants (CICA) issued Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges" and Section 1530, "Comprehensive Income". These standards provide guidance on the recognition, measurement, and classification of financial assets and liabilities. These new standards require that all derivatives be recognized on the balance sheet at their fair value and specifies how financial instrument gains and losses are to be presented. The standards establish new accounting requirements for hedges whereby any ineffectiveness of designated hedges will be recognized immediately in income. CICA 1530 introduces new standards for the presentation and disclosure of items in comprehensive income. These new standards will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The impact of implementing these new standards is not yet determinable as it is highly dependent on fair values, outstanding balances, and hedging strategies at the time of adoption.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Third Quarter		Year to Date	
($ in thousands)	2006	2005	2006	2005
Net earnings	$ 14,835	$ 12,192	$ 37,361	$ 30,701
Add: Amortization	6,404	6,065	19,396	18,674
Interest expense	1,707	1,481	5,031	4,547
Income taxes	2,658	3,008	8,435	7,484
Trading profit	$ 25,604	$ 22,746	$ 70,223	$ 61,406

For trading profit information by business segment, refer to note 8 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

	Third Quarter		Year to Date	
($ in thousands)	2006	2005	2006	2005
Cash flow from operating activities	$ 16,217	$ 13,774	$ 49,656	$ 35,443
Non-cash items:				
Change in other non-cash items	1,128	709	1,204	5,229
Change in non-cash working capital	3,372	3,758	4,864	10,828
Cash flow from operations	$ 20,717	$ 18,241	$ 55,724	$ 51,500

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to December 7, 2006.

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND REPORTS 2006 THIRD QUARTER EARNINGS AND DECLARES A REGULAR AND SPECIAL DISTRIBUTION

Winnipeg, December 7, 2006: North West Company Fund (the "Fund") today reported 2006 third quarter earnings of $14.8 million for the period ended October 28, 2006. The Fund also announces a quarterly distribution to $0.22 per unit and a special distribution estimated to be $0.07 per unit to unitholders of record on December 31, 2006, distributable by January 15, 2007 and February 23, 2007 in regards to the special distribution.

Report to Unitholders

The North West Company Fund reports third quarter earnings to October 28, 2006 of $14.8 million, an increase of 21.7% over last year's third quarter earnings of $12.2 million. Diluted earnings per unit improved to $0.31 compared to $0.25 last year.

Sales increased 11.7% to $236.1 million compared to the third quarter last year and were up 12.9% excluding the foreign exchange impact of a stronger Canadian dollar. On a same store basis, sales increased 5.8% and were up 6.9% excluding the foreign exchange impact. Sales were strong in both food and general merchandise in Canada and Alaska.

The Trustees have approved a quarterly distribution of $0.22 per unit to unitholders of record on December 31, 2006.

"Sales momentum was exceptional in the third quarter and it is carrying through to our Christmas selling period," said President & CEO Edward Kennedy. "Long-term initiatives like pharmacy, gas bars, wholesaling and a new electronic ordering system for our stores continued to move ahead and will be part of the foundation for future years' performance."

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Third quarter consolidated sales increased 11.7% (6.9% on a same store basis excluding the foreign exchange impact) to $236.1 million compared to $211.3 million in 2005. The stronger Canadian dollar reduced Canadian dollar-equivalent sales by $2.7 million. Food sales increased 11.3% and were up 7.8% on a same store basis excluding the foreign exchange impact. General merchandise sales increased 13.1% as a result of new stores in Canada and Alaska and were up 4.3% on a same store basis excluding the foreign exchange impact.

Cost of sales, selling and administrative expenses increased 11.6% to $210.5 million but decreased 8 basis points as a percentage to sales compared to the third quarter of 2005. New and non-comparable store expenses accounted for approximately 61% of the increase. Administration costs increased at a higher than normal rate due in part to legal and accounting expenses related to the restructuring of the Canadian operations into a limited partnership as well as higher pension expenses.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 12.6% to $25.6 million compared to $22.7 million in the third quarter last year. Sales growth and gross profit rate increases were the leading factors contributing to this improvement. Amortization increased $339,000 or 5.6% to $6.4 million. Amortization related to business acquisitions accounted for the majority of the increase. Interest expense increased 15.3% to $1.7 million due to higher interest rates compared to the third quarter last year which was partially offset by lower average debt outstanding in the quarter. Income taxes decreased 11.6% to $2.7 million and as a percentage of net earnings before tax decreased 460 basis points to 15.2% compared to 19.8% last year. The decrease in income tax expense is due to lower income taxes in the Canadian operations as a result of a limited partnership structure implemented at the beginning of the second quarter. This decrease was partially offset by an increase in income tax expense in our Alaskan operations as a result of higher earnings in the quarter compared to last year.

Net earnings increased $2.6 million or 21.7% to $14.8 million. Diluted earnings per unit improved to $0.31 compared to $0.25 last year. The stronger Canadian dollar did not have a significant impact on the conversion of Alaska earnings on a per unit basis.

Year-to-date sales increased 9.6% to $682.4 million compared to last year and were up 11.1% excluding the foreign exchange impact of a stronger Canadian dollar. Same store sales increased 4.1% and were up 5.6% excluding the foreign exchange impact. Food sales increased 9.5% and were up 6.9% on a same store basis excluding the foreign exchange impact led by strong sales in our Canadian operations. General merchandise sales were up 9.3% as a result of new stores in Canada and Alaska and were up 1.8% on a same store basis excluding the foreign exchange impact. The stronger Canadian dollar negatively impacted sales by $10.2 million.

Cost of sales, selling and administrative expenses increased 9.1% to $612.2 million but decreased 43 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for approximately 67% of the increase.

Trading profit increased 14.4% to $70.2 million compared to $61.4 million last year. Strong sales growth combined with lower expense rates as a percentage to sales in our Canadian operations continued to drive our trading profit improvement. Interest expense increased 10.6% to $5.0 million due to higher interest rates which was partially offset by lower average debt levels compared to last year. Income taxes of $8.4 million increased 12.7% over last year but decreased 120 basis points to 18.4% compared to 19.6% last year as a percentage of net earnings before tax as a result of the limited partnership structure implemented April 30, 2006. Consolidated net earnings increased 21.7% to $37.4 million from $30.7 million last year. Diluted earnings per unit improved to $0.78 compared to $0.64 last year. The stronger Canadian dollar negatively impacted the conversion of earnings from Alaska by $0.01 per unit.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 12.1% (7.3% on a same store basis) to $190.9 million compared to $170.3 million last year.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Food sales increased 11.3% in the quarter compared to last year (8.4% on a same store basis). New, special buy items, an expansion of store brand items and a focus on fresh and ready-to-serve products contributed to the increase. General merchandise sales were up 14.4% over last year and were up 4.3% on a same store basis. Apparel categories, footwear, outerwear, home furnishings and sporting goods delivered the biggest gains.

Gross profit dollars increased 12.4% led by strong sales growth. General merchandise gross profit dollars increased 16.1% as a result of sales growth in higher margin categories. Operating expenses as a rate to sales decreased by 9 basis points compared to the third quarter last year even though energy related cost pressures continue in many of our northern markets. Rising staff costs were also a factor as entry and management level salaries moved higher to meet increased competition for these positions in northern Canada and Alberta in particular. Canadian trading profit increased 13.2% to $21.0 million or 11.0% of sales.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 16.7% (4.9% on a same store basis) to $40.3 million compared to $34.5 million last year.

Retail food sales increased 18.7% (4.9% on a same store basis) as a result of new stores and sales gains in existing locations. Sales were buoyant in all categories except food service which was flat to last year. Beverages, frozen foods and non-food categories had the largest percentage increases. Retail general merchandise sales were up 9.0% as a result of new stores and were up 4.7% on a same store basis. Sales were up in all categories with toys and seasonal, home furnishings and housewares having the largest gains over last year. The Permanent Fund Dividend ("PFD") payment this year increased 30.9% to $1,107. Similar to last year, Alaska residents on direct deposit received the payment in early October. Residents paid by cheque received payment in mid-November compared to the beginning of November in 2006. The timing of PFD cheques did not have a significant impact on sales during the third quarter but the higher amount contributed to AC's sales improvement over the second quarter and last year.

Quarterly sales at Frontier Expeditors (FE), AC's wholesale business, increased 16.5% over last year as FE has continued to add new customer accounts.

Gross profit dollars were up 20.2% driven by strong sales growth and lower markdowns on general merchandise. Operating expenses increased as a percentage to sales primarily due to higher occupancy costs related to energy cost inflation. Trading profit increased 17.0% to $4.1 million. The increase in gross profit rate offset the increase in operating expenses and maintained the trading profit rate at 10.1% of sales.

FINANCIAL CONDITION

Financial Ratios
The Fund's debt-to-equity ratio at the end of the quarter was .46:1 compared to .59:1 last year. The debt-to-equity ratio at January 28, 2006 was .46:1.

Working capital decreased $12.8 million compared to the third quarter in 2005 mainly due to lower inventories and an increase in accounts payable and accrued expenses. The inventory decline is due to continued efforts to reduce slow moving general merchandise inventories and to provide a fresher, ongoing flow of merchandise in our Canadian operations. This inventory reduction was in turn partially offset by new stores opened in Canada and Alaska. Accounts payable and accrued expenses increased from the prior year due to higher trade payables resulting from extended payment terms and higher performance incentive accruals reflecting our earnings improvement trend

for the year. Bank advances and short-term notes decreased $23.3 million from last year. The increase in the current portion of long-term debt is due to a principal repayment of $20.2 million due June 15, 2007.

Outstanding Units
On September 20, 2006, the Fund completed a three-for-one unit split. The weighted average basic units outstanding for the quarter were 47,640,000 compared to 47,769,000 last year on a split adjusted basis. The decrease is due to additional units purchased under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,395,000 compared to 48,378,000 last year on a split adjusted basis. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter increased to $16.2 million from $13.8 million last year. Cash flow from operations[1] increased $2.5 million to $20.7 million compared to $18.2 million in the third quarter last year due to higher earnings driven by strong sales growth. The decrease in cash paid for income taxes in the quarter compared to last year is due to the Canadian operations not having to pay income tax instalments until the third quarter of 2005 as a result of tax losses carried forward from previous years. Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, the long-term debt principal repayment due June 15, 2007 as well as all distributions for the year.

Cash flow used in investing activities in the quarter increased to $8.2 million from $7.8 million last year. Capital expenditures for 2006 are expected to be approximately $33 million. These expenditures include store acquisitions, the opening of new gas outlets, the replacement of one large store in northern Canada and the opening of five Giant Tiger stores. Capital expenditures for 2007 are expected to be in the range of $38 to $42 million. The increase in capital expenditures is due to the expected opening of seven new stores in Canada, four new gas bars, pharmacy openings and major renovation activity in six stores.

Cash used in financing activities in the quarter was $6.9 million compared to cash provided from financing activities of $3.9 million last year. The increase in cash used is due to higher distributions to unitholders and a decrease in bank advances and short-term notes.

OTHER HIGHLIGHTS

- A Giant Tiger store opened in Winnipeg, Manitoba on November 18, 2006 increasing the total number of Giant Tiger stores to 19.

- The Fund will adopt a fixed fiscal year end of January 31 compared to the last Saturday in January used in prior years. This change will be effective January 31, 2007 and will have only a minor impact on the financial results as the current fiscal year will have four extra days of operations.

REORGANIZATION

On October 31, 2006 the Government of Canada announced changes to the Income Tax Act that will result in the taxation of certain publicly traded income trusts beginning in 2011. The Company is reviewing the details of this announcement and assessing the future impact on the Fund. At

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

present, the plan is to continue to operate the business as an income trust while we evaluate the structure of the Company to ensure that it is structured as tax efficiently as possible. If the proposed tax for 2011 of 31.5% had been applied on a proforma basis to the Fund's 2006 year-to-date taxable Canadian income, the Fund's earnings and cash provided by operating activities would have been reduced by approximately $6.4 million or $0.13 per unit. Under the proposed tax changes, taxable Canadian unitholders would receive taxable dividend treatment on their distributions. Non-taxable and foreign unitholders will have a reduction in their after-tax distribution income.

The Company intends to continue with its previously announced reorganization. As noted in the second quarter report to unitholders, the Company has submitted its request for a ruling on the second step of the reorganization. We have been notified that the evaluation of our tax ruling request should not be impacted by the announced changes to the Income Tax Act relating to income trusts. The second step of the reorganization will change the flow of the earnings from the limited partnership to the Fund. The partnership units held by North West Company Inc. will be transferred to the Fund through a series of steps outlined in the April 21, 2006 Information Circular. The outcome will have most of the Canadian pre-tax earnings flow to the Fund. As a result of transferring most of the Canadian pre-tax earnings to the Fund, the Company estimates it may not be able to realize on its future tax assets and therefore, the balance of the future tax assets of the Canadian operations of approximately $6.8 million may be written off as a charge to earnings. The write-off of the future tax assets would be a non-cash expense and would not impact distributions. Whether or not this write-off is required will depend on further evaluation of the impact of the announcement on the taxation of income trusts. The timing of the completion of the second step, which is subject to receiving a satisfactory tax ruling and lender approvals, is expected to be three to six months.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.22 per unit on a split adjusted basis to unitholders of record on December 31, 2006 and distributable by January 15, 2007. The Fund's Declaration of Trust requires that it distribute all taxable income earned up to December 31, 2006. Accordingly, the Fund also announces that, in addition to the above regular distribution, a special year-end distribution in an amount estimated to be approximately $0.07 per unit will be payable to unitholders of record on December 31, 2006 and will be distributable by February 23, 2007. The exact amount of this special distribution will be based upon the aggregate taxable income of the Fund to December 31, 2006. Further distribution increases are expected based on earnings trends continuing or the completion of the second step of the reorganization. Specifically, subject to receiving a satisfactory tax ruling and assuming the present earnings trend continues, the increase in annual distributions will be approximately $7 million to $10 million or $0.14 to $0.21 per unit on a split adjusted basis.

OUTLOOK

We believe fourth quarter same store food and general merchandise sales will be consistent with year-to-date trends and new store sales will continue to be a significant growth factor for both Alaska and Canada.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period.

Operating Results-Consolidated

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter	
($ in millions)	2006	2005	2006	2005	2006	2005	2005	2004
Sales	$236.1	$211.3	$232.6	$215.1	$213.7	$196.2	$227.0	$209.9
Trading profit	25.6	22.7	24.4	21.9	20.2	16.8	24.1	21.5
Net earnings	14.8	12.2	12.8	10.8	9.8	7.7	12.2	10.6
Net earnings per unit:								
Basic	0.31	0.26	0.27	0.23	0.21	0.16	0.26	0.22
Diluted	0.31	0.25	0.27	0.22	0.20	0.16	0.26	0.22

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

ACCOUNTING STANDARDS IMPLEMENTED IN 2006

There were no new accounting standards implemented in this quarter.

ACCOUNTING STANDARDS TO BE IMPLEMENTED IN 2007

Comprehensive Income, Financial Instruments – Recognition and Measurement, and Hedges

The Canadian Institute of Chartered Accountants (CICA) issued Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges" and Section 1530, "Comprehensive Income". These standards provide guidance on the recognition, measurement, and classification of financial assets and liabilities. These new standards require that all derivatives be recognized on the balance sheet at their fair value and specifies how financial instrument gains and losses are to be presented. The standards establish new accounting requirements for hedges whereby any ineffectiveness of designated hedges will be recognized immediately in income. CICA 1530 introduces new standards for the presentation and disclosure of items in comprehensive income. These new standards will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The impact of implementing these new standards is not yet determinable as it is highly dependent on fair values, outstanding balances, and hedging strategies at the time of adoption.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Third Quarter		Year to Date	
($ in thousands)	2006	2005	2006	2005
Net earnings	$ 14,835	$ 12,192	$ 37,361	$ 30,701
Add: Amortization	6,404	6,065	19,396	18,674
Interest expense	1,707	1,481	5,031	4,547
Income taxes	2,658	3,008	8,435	7,484
Trading profit	$ 25,604	$ 22,746	$ 70,223	$ 61,406

For trading profit information by business segment, refer to note 8 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

	Third Quarter		Year to Date	
($ in thousands)	2006	2005	2006	2005
Cash flow from operating activities	$ 16,217	$ 13,774	$ 49,656	$ 35,443
Non-cash items:				
Change in other non-cash items	1,128	709	1,204	5,229
Change in non-cash working capital	3,372	3,758	4,864	10,828
Cash flow from operations	$ 20,717	$ 18,241	$ 55,724	$ 51,500

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to December 7, 2006.

Forward-Looking Statements
This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

The North West Company Inc. (NWC) is a leading retailer of food and everyday products and services to rural communities and urban neighborhoods across Canada and Alaska. NWC operates 200 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:
Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, and CFO, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

John King, Vice-President, Finance & Secretary, The North West Company
Phone (204) 934-1397 ; fax (204) 934-1455 ; email jking@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	October 28 2006	October 29 2005	January 28 2006
ASSETS			
Current assets			
Cash	$ 21,748	$ 23,164	$ 21,888
Accounts receivable	65,519	63,375	67,498
Inventories	135,814	141,773	124,551
Prepaid expenses	4,507	3,654	2,981
Future income taxes	2,405	2,067	1,824
Total Current Assets	229,993	234,033	218,742
Property and equipment	183,388	183,097	182,108
Other assets	19,462	17,143	17,306
Future income taxes	6,235	6,308	5,693
Total Assets	$ 439,078	$ 440,581	$ 423,849
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	$ 31,558	$ 54,843	$ 27,041
Accounts payable and accrued liabilities	68,689	59,124	65,016
Income taxes payable	4,197	1,901	3,302
Current portion of long-term debt	20,274	100	108
Total Current Liabilities	124,718	115,968	95,467
Long-term debt	63,039	85,879	84,524
Asset retirement obligations	1,356	1,191	1,285
Total Liabilities	189,113	203,038	181,276
EQUITY			
Capital (Note 4)	165,205	165,205	165,205
Unit purchase loan plan (Note 5)	(11,582)	(10,633)	(9,965)
Retained earnings	92,435	78,524	83,133
Cumulative currency translation adjustments	3,907	4,447	4,200
Total Equity	249,965	237,543	242,573
Total Liabilities and Equity	$ 439,078	$ 440,581	$ 423,849

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	13 Weeks Ended October 28 2006	13 Weeks Ended October 29 2005	39 Weeks Ended October 28 2006	39 Weeks Ended October 29 2005
SALES	$ 236,082	$ 211,295	$ 682,415	$ 622,656
Cost of sales, selling and administrative expenses	(210,478)	(188,549)	(612,192)	(561,250)
Net earnings before amortization, interest and income taxes	25,604	22,746	70,223	61,406
Amortization	(6,404)	(6,065)	(19,396)	(18,674)
	19,200	16,681	50,827	42,732
Interest	(1,707)	(1,481)	(5,031)	(4,547)
	17,493	15,200	45,796	38,185
Provision for income taxes	(2,658)	(3,008)	(8,435)	(7,484)
NET EARNINGS FOR THE PERIOD	14,835	12,192	37,361	30,701
Retained earnings, beginning of period	88,243	73,911	83,133	70,560
Distributions	(10,643)	(7,579)	(28,059)	(22,737)
RETAINED EARNINGS, END OF PERIOD	$ 92,435	$ 78,524	$ 92,435	$ 78,524
NET EARNINGS PER UNIT				
Basic (Note 4)	$ 0.31	$ 0.26	$ 0.79	$ 0.64
Diluted (Note 4)	$ 0.31	$ 0.25	$ 0.78	$ 0.64
Weighted Average Number of Units Outstanding (000's)				
Basic (Note 4)	47,640	47,769	47,540	47,809
Diluted (Note 4)	48,395	48,378	48,385	48,378

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	13 Weeks Ended October 28 2006	13 Weeks Ended October 29 2005	39 Weeks Ended October 28 2006	39 Weeks Ended October 29 2005
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 14,835	$ 12,192	$ 37,361	$ 30,701
Non-cash items				
Amortization	6,404	6,065	19,396	18,674
Future income taxes	(574)	(30)	(1,162)	1,961
Amortization of deferred financing costs	47	47	140	140
(Gain)/Loss on disposal of property and equipment	5	(33)	(11)	24
	20,717	18,241	55,724	51,500
Change in non-cash working capital	(3,372)	(3,758)	(4,864)	(10,828)
Change in other non-cash items	(1,128)	(709)	(1,204)	(5,229)
Operating activities	16,217	13,774	49,656	35,443
Investing Activities				
Business acquisitions (Note 6)	-	-	(5,577)	-
Purchase of property and equipment	(8,251)	(7,940)	(19,080)	(18,515)
Proceeds from disposal of property and equipment	9	114	76	764
Investing activities	(8,242)	(7,826)	(24,581)	(17,751)
Financing Activities				
Change in bank advances and short-term notes	4,468	16,193	4,521	23,038
Net purchase of units for unit purchase loan plan	(703)	(4,729)	(1,617)	(6,204)
Repayment of long-term debt	(20)	(20)	(60)	(63)
Distributions	(10,643)	(7,579)	(28,059)	(22,737)
Financing activities	(6,898)	3,865	(25,215)	(5,966)
NET CHANGE IN CASH	1,077	9,813	(140)	11,726
Cash, beginning of period	20,671	13,351	21,888	11,438
CASH, END OF PERIOD	21,748	23,164	21,748	23,164
Supplemental disclosure of cash paid for:				
Interest expense	$ 371	$ 274	$ 3,640	$ 3,189
Income taxes	3,726	6,500	9,188	7,332

See accompanying notes to consolidated financial statements.

North West Company Fund 2006 Third Quarter Report

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2005 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report.

2. Security Based Compensation

At the annual and special meeting on June 8, 2006, unitholders approved the implementation of a deferred unit plan for independent Trustees and Directors. The purpose of the deferred unit plan is to enhance the ability of the Fund and the Company to attract and retain independent Trustees and Directors whose training, experience and ability will promote the interests of the Fund and the Company and to directly align their interests with the interests of unitholders by providing compensation for services to the Fund and Company in the form of units. Participants will be credited with deferred units based on the portion of fees each participant elects to allocate to the deferred unit plan. Each deferred unit will entitle the holder to receive a unit of the Fund. The deferred units are exercisable by the holder at any time but no later than December 31 of the first calendar year commencing after the holder ceases to be a Director or Trustee. A participant may elect at the time of exercise of any deferred units, subject to the consent of the Fund, to have the Fund pay an amount in cash equal to the aggregate current market value of the units, determined based on the closing price of the units on the TSX on the trading day preceding the exercise date, in consideration for the surrender by the participant to the Fund the right to receive units from the exercising of the deferred units.

The aggregate number of deferred units granted to any single participant shall not exceed 2% of the issued and outstanding units calculated on an undiluted basis and the total number of deferred units issued to participants at any time under security based compensation arrangements of the Fund shall not exceed 10% of the issued and outstanding units.

The Fund has adopted the fair value method of accounting for security based compensation. The security based compensation expense recorded for the thirteen weeks ended October 28, 2006 is $113,000 and for the thirty nine weeks ended October 28, 2006 is $232,000. The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at October 28, 2006 is 21,364. There were no deferred units exercised during the period.

3. Intangible Assets ($ in thousands)

The non-compete agreements included as part of the business acquisitions (see Note 6) are amortized on a straight-line basis over the term of the agreements which is five to ten years. The carrying value of these assets is reviewed periodically for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and will be written down to their fair value by a charge to amortization expense if a decline in carrying value is determined. Intangible assets are included in other assets on the Company's consolidated balance sheet.

	October 28, 2006		October 29, 2005	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Non-compete agreements	$ 1,370	$ 169	$ -	$ -
Net book value	$ 1,201		$ -	

Intangible asset amortization expense recorded in amortization on the Company's consolidated statement of earnings for the thirteen weeks ended October 28, 2006 is $26,000 (2005 - $0) and for the thirty nine weeks ended October 28, 2006 $169,000 (2005 - $0).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

4. Capital

On September 20, 2006, the Fund's outstanding units were split on a three-for-one basis whereby unitholders received two additional units for each unit held on the record date of September 20, 2006. The weighted average units outstanding and the basic and diluted earnings per unit in prior periods have been restated to reflect the three-for-one unit split.

5. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 752,704 units of the Fund with a quoted value at October 28, 2006 of $13,413,000. Loans receivable at October 28, 2006 of $11,582,000 (2005 - $10,633,000) are recorded as a reduction of equity. The loans have terms of three to five years. The maximum value of the loans under the plan is currently limited to $15,000,000.

6. Business Acquisitions

On May 1, 2006, the Company acquired the assets of four stores on Prince of Wales Island, Alaska for $3,248,000. Consideration included cash of $727,000 and cash held in escrow of $2,521,000. The acquisition has been accounted for by the purchase method of accounting and the results of the operations are included in the consolidated financial statements from May 1, 2006. The assets acquired were comprised of inventories of $1,321,000; property and equipment of $1,586,000; and intangible assets of $341,000. The intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values.

On March 8, 2006, the Company acquired all of the common shares of 1089140 Ontario Inc., a retail pharmacy in Moosonee, Ontario. The acquisition has been accounted for by the purchase method of accounting and the results of the operations of 1089140 Ontario Inc. are included in the consolidated financial statements from March 8, 2006. The net assets acquired were comprised of accounts receivable of $131,000; inventories of $398,000; property and equipment of $828,000; intangible assets of $1,029,000 and future income taxes payable of $57,000. The intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values.

7. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended October 28, 2006 is $900,000 (2005 - $668,000) and for the thirty nine weeks ended October 28, 2006 $2,700,000 (2005 - $2,003,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended October 28, 2006 of US$48,000 (2005 - US$43,000) and for the thirty nine weeks ended October 28, 2006 of US$130,000 (2005 - US$117,000).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

8. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended October 28 2006	13 Weeks Ended October 29 2005	39 Weeks Ended October 28 2006	39 Weeks Ended October 29 2005
Sales				
Canada	$ 190,917	$ 170,297	$ 553,491	$ 500,362
Alaska	45,165	40,998	128,924	122,294
Total	$ 236,082	$ 211,295	$ 682,415	$ 622,656
Net earnings before amortization, interest and income taxes				
Canada	$ 21,039	$ 18,592	$ 58,083	$ 49,377
Alaska	4,565	4,154	12,140	12,029
Total	$ 25,604	$ 22,746	$ 70,223	$ 61,406
Net earnings before interest and income taxes				
Canada	$ 15,608	$ 13,494	$ 41,565	$ 33,647
Alaska	3,592	3,187	9,262	9,085
Total	$ 19,200	$ 16,681	$ 50,827	$ 42,732
Identifiable Assets				
Canada	$ 301,182	$ 312,137	$ 301,182	$ 312,137
Alaska	63,654	66,228	63,654	66,228
Total	$ 364,836	$ 378,365	$ 364,836	$ 378,365

9. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

10. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.